SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INERGY HOLDINGS, L.P.

(Name of Issuer)

Common Units representing Limited Partnership Interests

(Title of Class of Securities)

45661Q107

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45661Q107

1	Name of Reporting Person DAVID G. DEHAEMERS, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 988,426

	6	Shared Voting Power 121,572

	7	Sole Dispositive Power 988,426

	8	Shared Dispositive Power 121,572

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,109,998 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.5% (2)

12	Type of Reporting Person (See Instructions) IN

(1)   Such common units include (a) 988,426 common units owned by Mr. Dehaemers, (b) 32,272 common units owned by the David G. Dehaemers, Jr. 2005 Grantor Retained Annuity Trust (“Trust”), of which Mr. Dehaemers is co-trustee and in that capacity shares power to vote and to dispose of all common units owned by the Trust, and (c) 89,300 common units owned by MLP Co-Investment Opportunity Fund, L.P. (“Fund”).  Mr. Dehaemers serves as an investment officer for the Fund and controls an entity that owns a 50% interest in the general partner and manager of the Fund.  As such he may be deemed to have shared voting and dispositive power over the common units owned by the Fund.  Mr. Dehaemers disclaims any beneficial ownership of common units owned by the Fund except to the extent of his pecuniary interest therein.

(2)   Based on 20,247,111 common units issued and outstanding as of May 1, 2009, as disclosed by Inergy Holdings, L.P. in its Quarterly Report Form 10-Q for the quarterly period ended March 31, 2009 filed with the Securities and Exchange Commission on May 7, 2009.

Explanatory Note:

David G. Dehaemers, Jr. (the “Reporting Person”) was recently advised of his reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This filing is being filed in compliance with such ongoing reporting requirements under the Exchange Act.  The Reporting Person complied with reporting obligations under Section 16 of the Exchange Act by filing a Form 3 on June 20, 2005 and a Form 4 May 25, 2007.  The failure to timely file this filing with the Securities and Exchange Commission was not willful or deliberate, but rather was the result of the Reporting Person not being aware of the ongoing reporting provisions set forth in Section 13 of the Exchange Act.  All of the Reporting Person’s holdings as of the date hereof, and all of his transactions since his obligations under Section 13 of the Exchange Act arose, are reported herein.

Item 1.
	(a)	Name of Issuer: Inergy Holdings, L.P.
	(b)	Address of Issuer’s Principal Executive Offices: Two Brush Creek Boulevard, Suite 200 Kansas City, Missouri 64112

Item 2.
	(a)	Name of Person(s) Filing: David G. Dehaemers, Jr.
	(b)	Address of Principal Business Office or if none, Residence: 6640 W. 143rd Street Suite 200 Overland Park, Kansas 66223
	(c)	Citizenship: USA
	(d)	Title of Class of Securities: Common Units representing Limited Partnership Interests (“Common Units”)
	(e)	CUSIP Number: 45661Q107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-US institution in accordance with 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,109,998*
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which each person has:
		(i)	Sole power to vote or to direct the vote: 988,426
		(ii)	Shared power to vote or to direct the vote: 121,572**
		(iii)	Sole power to dispose or to direct the disposition of: 988,426
		(iv)	Shared power to dispose or to direct the disposition of: 121,572

5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

*      As of December 31, 2005 the Reporting Person beneficially owned 1,520,698 Common Units.  He had sole voting and dispositive power of 1,413,426 Common Units, and shared voting power and shared dispositive power of 107,272 Common Units.  Based on Form 10-Q for the quarterly period ended December 31, 2005, filed with the Securities Exchange Commission on February 9, 2006 these units represented 7.60% of the Common Units issued and outstanding at that time.  On May 25, 2007 the Reporting Person sold 425,000 Common Units over which he had sole voting power and dispositive power, and 75,000 Common Units over which he had shared voting and dispositive power.  On June 27, 2008 the Reporting Person acquired 1,465 Common Units, on June 30, 2008 he acquired 100 Common Units, and on July 1, 2008 he acquired 3,435 Common Units, for a total of 5,000 additional Common Units over which he had sole voting and dispositive power.  On May 18, 2009 the Reporting Person sold 337 Common Units.  On May 29, 2009 and June 1, 2009 he sold 4,502 and 161 Common Units respectively, for a total sale of 5,000 Common Units between May 18, 2009 and June 1, 2009.

**   As described in footnote 2 on the cover page, the Fund owns a total of 89,300 Common Units, which were acquired between October 8, 2008 and April 27, 2009.  Such Common Units may be deemed to be beneficially owned by the Reporting Person.  The Reporting Person disclaims any beneficial ownership of Common Units owned by the Fund except to the extent of his pecuniary interest therein.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2009

/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.